Exhibit 4.2
AMENDMENT
TO
STOCKHOLDERS' AGREEMENT

This Amendment to Stockholders’ Agreement is entered into by Calamos Asset Management, Inc., a Delaware corporation (the “Company”), as of this 26th day of July, 2016 (this “Amendment”).
WHEREAS, reference is hereby made to that certain Stockholders’ Agreement dated as of October 28, 2004 by and among the Company, Calamos Investments LLC, a Delaware limited liability company (f/k/a Calamos Holdings LLC), Calamos Family Partners, Inc., a Delaware corporation, John P. Calamos, Sr., Nick P. Calamos, John P. Calamos, Jr. and the other parties thereto (as amended, the “Original Agreement”);
WHEREAS, in accordance with Section 5.03 of the Original Agreement, the Company wishes to amend the Original Agreement as set forth herein;
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.	AMENDMENTS.

1.1Definitions.
(a)The definition of “CFP Permitted Transferee” set forth in Section 1.01 of the Original LLC Agreement is hereby amended and restated in full as set forth below:
“CFP Permitted Transferee” means (i) any Calamos Family Member, (ii) any entity Controlled by one or more Calamos Family Members, (iii) any trustee of a trust (or such trust) for the primary benefit of (or any entity similar to a trust the beneficial interests in which shall be primarily held by) one or more Calamos Family members, (iv) the executor or administrator of the estate of any deceased Calamos Family Member, (v) the guardian or conservator of the estate of any disabled Calamos Family Member, (vi) the trustee of the estate of any bankrupt or insolvent Calamos Family Member or (vii) John S. Koudounis, solely in the event of the death or Permanent Disability of John P. Calamos, Sr., and further provided (A) a majority of the economic and voting control of the Class A-2 Common Units of Calamos Partners LLC, a Delaware limited liability, are owned by Mr. Koudounis and (B) Mr. Koudounis is the Chief Executive Officer of Calamos LLC.
(b)The definition of “Permanent Disability” set forth below is added to Section 1.01 of the Original LLC Agreement:
“Permanent Disability” means that John P. Calamos, Sr. is unable to substantially perform his duties as a manager of Calamos Partners LLC, a Delaware limited liability company, with reasonable accommodation as a result of becoming permanently disabled within the definition of Calamos LLC’s then-current long-term disability plan or program.

2.	MISCELLANEOUS.
2.1Severability. If any provision of this Amendment or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.
2.2Governing Law. This Amendment shall be construed and interpreted according to the internal laws and decisions of the State of Illinois, excluding any choice of law rules that may direct the application of laws of another jurisdiction.
2.3Original Agreement. Other than as expressly set forth herein, the Original Agreement shall continue in full force and effect in accordance with its terms.

[signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Amendment to Stockholders’ Agreement as of the date first written above.

CALAMOS ASSET MANAGEMENT, INC.

By:	/s/ John P. Calamos, Sr.
Name:	John P. Calamos, Sr.
Title:	Chairman & Global Chief Investment Officer